UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2012
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the invitation to the presentation of the financial results for the quarter ended June 30, 2012, which Ship Finance International Limited plans to announce on Tuesday, August 28, 2012.

EXHIBIT 1
SFL – Invitation to Presentation of 2Q 2012 Results

Ship Finance International Limited ("Ship Finance") (NYSE: SFL) plans to release its preliminary financial results for second quarter 2012 on Tuesday August 28, 2012.

The Company plans to host a conference call and a webcast for all shareholders and interested parties on Tuesday August 28, 2012 at 10:00 AM (EST) / 4:00 PM (Central European Time). Relevant material will be available from the Investor Relations section at www.shipfinance.org as of the same day.

In order to listen to the presentation you may do one of the following:

a. Webcast

Go to the Investor Relations section at www.shipfinance.org and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Conference Call

Participants dial in numbers:

US Toll Free #	1-877-249-9037
International Dial In #	+44 20 3140 8286
Norwegian Toll Free #	80056053

Conference ID:	1443861

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

A replay of the conference call will be available until September 4, 2012 by dialing:

US Toll Free #	1-347-366-9565
International Dial In #	+44 207 111 1244

The replay access code is:	1443861#

Investor and Analyst Contacts:
Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23114009 / +47 97520363

Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 66 vessels, including 25 crude oil tankers (VLCC and Suezmax), two chemical tankers, three oil/bulk/ore vessels, 11 drybulk carriers including two newbuildings, 15 container vessels including four newbuildings, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.
More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
Date: August 28, 2012
	By:	/s/ Ole B. Hjertaker
Name: Ole B. Hjertaker
Title: Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 1315853